FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

5.3	Opinion of Sullivan & Cromwell LLP

5.4	Opinion of Anderson Mori & Tomotsune

The registrant hereby incorporates Exhibit 1 and 2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the Securities and Exchange Commission on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 19, 2014	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Exhibit 5.3

March 19, 2014

Nomura Holdings, Inc,

9-1, Nihonbashi 1-chome,

Chuo-ku, Tokyo 103-8645,

Japan.

Ladies and Gentlemen:

We are acting as special United States counsel to Nomura Holdings, Inc., a Japanese corporation (the “Company”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”). The Company filed with the Securities and Exchange Commission, on February 20, 2013, a registration statement on Form F-3 (File No. 333-186755) (the “Registration Statement”) under the Securities Act of 1933 (the “Act”) relating to the proposed offer and sale of an indeterminate aggregate initial offering price of the Company’s senior debt securities, including the Notes. The Notes are being issued under the amended and restated indenture, dated as of January 12, 2011 (the “Indenture”), between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

In rendering this opinion, we have examined the following documents:

1.	The Indenture.

2.	Certificates of officers of the Company with respect to the authorization of the Notes, the determination of the terms of the Notes and related matters.

3.	The executed Global Medium-Term Notes, Series A dated March 19, 2014 (the “Global Notes”).

Nomura Holdings, Inc.

We also have examined such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that the Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Notes or their offering and sale.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company under the laws of Japan, that the Trustee’s certificate of authentication of the Global Notes has been manually signed by one of the Trustee’s authorized officers, that the Notes have been duly authorized, executed and issued under the laws of Japan and have been delivered against payment as contemplated in the Registration Statement, that the Notes constitute valid and legally binding obligations of the Company under the laws of Japan and that the signatures on all documents examined by us are genuine.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP

Annex A

Title of Note	Original Principal Amount		Date of Issue	Disclosure Documents
US $1,000,000,000 2.75% Notes due 2019	US$	1,000,000,000	March 19, 2014	Pricing Supplement dated March 12, 2014

Exhibit 5.4

March 19, 2014

Nomura Holdings, Inc.

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

Nomura Holdings, Inc.

$1,000,000,000 2.75% Notes due 2019

Medium-Term Notes, Series A

Ladies and Gentlemen:

We have acted as Japanese counsel to Nomura Holdings, Inc. (the “Company”) in connection with the issuance and delivery of $1,000,000,000 aggregate principal amount of 2.75% Notes due 2019, Medium-Term Notes, Series A (the “Securities”) by the Company under the shelf registration of the senior debt securities, in relation to which the Company filed the registration statement on Form F-3 (No. 333-186755) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2013 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

For the purpose of this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary, including the following:

(a)	the Articles of Incorporation of the Company;

(b)	a certificate dated March 19, 2014 executed by Mr. Koji Nagai, Representative Executive Officer and Group CEO of the Company, as to determination of the terms of the Securities and other matters relating to the issue of the Securities;

(c)	the distribution agreement relating to the Securities dated March 6, 2013 (the “Distribution Agreement”) between the Company and Nomura Securities International, Inc. (“NSI”);

(d)	the terms agreement relating to the Securities dated March 12, 2014 (the “Terms Agreement”) between the Company and NSI on behalf of itself and the other Agents named therein;

(e)	the amended and restated senior debt indenture relating to the Securities dated January 12, 2011 between the Company and Deutsche Bank Trust Company Americas (as supplemented by an officer’s certificate dated March 19, 2014 pursuant to sections 102 and 301 of the indenture, the “Indenture” and, together with the Distribution Agreement and the Terms Agreement, the “Contracts”);

(f)	the power of attorney dated March 11, 2014, executed by Mr. Shigesuke Kashiwagi, Executive Managing Director and Chief Financial Officer of the Company, authorizing each of the persons named therein to execute and deliver, in the name and on behalf of the Company, among other things, the Terms Agreement;

(g)	the Registration Statement and the prospectus dated February 20, 2013 included in the Registration Statement; and

(h)	the prospectus supplement dated February 20, 2013 and pricing supplement No. 3 dated March 12, 2014, each as filed by the Company with the Commission under the Securities Act.

In such examination, without independent investigation, we have assumed the genuineness of all signatures and seal impressions, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, reproduced or conformed copies, the authenticity of the originals of such documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete. We have also assumed due execution, authentication and delivery (as the case may be) of the Contracts and the certificates representing the Securities by the respective parties, and due authorization of the transactions contemplated by the Contracts by all parties other than the Company.

Based upon the foregoing and subject to the qualifications and limitations stated herein, we are, as of the date hereof, of the opinion that, assuming that the Securities will constitute legally valid and binding obligations of the Company under their governing law, the Securities will constitute legally valid and binding obligations of the Company in accordance with their terms, subject to bankruptcy, civil rehabilitation, reorganization, or other similar laws relating to or affecting creditors’ rights generally.

The foregoing opinion is limited to matters of the laws of Japan, and we express no opinion herein as to any matter of law other than the laws of Japan. For the purpose of this opinion, we have assumed that nothing in the applicable laws of any other jurisdiction would conflict with or preclude the effectiveness or enforcement of any of the Contracts or the Securities.

We hereby consent to the filing of this opinion as an exhibit to the Company’s current report on Form 6-K. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours faithfully,

Anderson Mori & Tomotsune